Exhibit 99.2

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For Immediate Release	23 February 2005

CADBURY SCHWEPPES REPORTS GOOD PERFORMANCE IN 2004

Cadbury Schweppes plc reports on financial performance for the 53 weeks ended 2 January 2005

£ millions	2004 (53 wks)		2003 (52 wks)		Reported Currency Growth % (53 wks)	Constant Currency # Growth % (53 wks)	Constant Currency # Growth % (52 wks)##

Turnover	6,738		6,441		+5	+9	+8
– Base business*	6,452		6,441		—	+5	+4
– Acquisitions	286		—

Underlying Group Operating Profit	1,115		1,052		+6	+12	+11
– Share of associate profits	44		51
– Goodwill/intangibles amortisation	(139)		(129)
– Operating exceptionals	(171)		(224)
Total Operating Profit including associates	849		750		+13	+22	+20

Underlying Profit Before Tax**	933		922		+1	+8	+7
Profit Before Tax	642		564		+14	+24	+22

Underlying EPS**	32.6	p	32.0	p	+2	+9	+8
Basic EPS	21.3	p	18.2	p	+17	+27	+26
Dividend per share	12.5	p	12.0	p	+4
#	Constant currency growth excludes the impact of exchange rate movements during the period (see note 3 page 10)
##	Excluding the estimated impact of sales and profits in the 53rd week (see note 3 page 10)
*	Base business excludes the impact of acquisitions and disposals (see note 3 on page 10)
**	Both underlying profit before tax and underlying earnings per share (EPS) include associates, exclude goodwill/intangibles amortisation and exceptional items (see notes 7 and 8 on page 17 for a reconciliation to profit before tax and earnings per share)

2004 Highlights

•	Results within goal ranges: base business sales +4%; operating margins +50 basis points; free cash flow generation of £265 million (£229 million at actual rates)
•	Confectionery sales +6% driven by innovation and a strong holiday season performance
•	Adams’ results ahead of acquisition case: double-digit growth in Trident and Dentyne
•	Beverage sales +2%: strong growth in US carbonated soft drinks led by Dr Pepper and diets offset by impact of cold summer in Europe
•	Fuel for Growth cost reductions successfully implemented: savings in line with plan

Todd Stitzer, Chief Executive Officer said: “2004 was a good year for Cadbury Schweppes with excellent progress in key markets, particularly the US. We successfully built sales momentum in beverages and confectionery while integrating Adams and implementing major cost reduction programmes.

“In 2005, we will build on progress made in 2004 by increasing investment in marketing, innovation and science & technology. We have good momentum and Fuel for Growth cost reductions will deliver further significant savings. While the external commercial environment remains competitive, we are confident that we have the strategy, brands and people to deliver within our goal ranges in 2005.”

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Basis of Preparation

53rd Week
In 2004, Cadbury Schweppes had an additional week’s trading: the statutory results for 2004 are for the 53 weeks to 2 January 2005 and the statutory results for 2003 are for the 52 weeks to 28 December 2003. The extra week resulted in additional turnover and operating profits for 2004 compared to 2003. In order to provide more meaningful comparisons estimates of the additional sales and profit generated in the 53rd week have been excluded from the analysis of base business. Management believes this provides the most consistent underlying 52 week like-for-like analysis. It is not possible to quantify the exact profit impact of the 53rd week and in determining the impact, management has had to exercise judgment. (See note 3, page 10)

Impact of Exchange Rates
Over 80% of the Group’s sales and profits in 2004 were generated outside the United Kingdom. The impact of exchange rate movements on the Group’s Profit and Loss Account and free cash flow generation are shown separately. In 2004, movements in exchange rates, primarily the US $, reduced the Group’s sales by 4%; underlying pre-tax profit by 7%; underlying earnings per share by 7%; and free cash flow by 16%.

PERFORMANCE OVERVIEW

£ millions	2003	Base Business	Acqn/ Disp	52 weeks 2004	53rd week Estimated	Exchange	2004

Turnover	6,441	247	286	6,974	49	(285)	6,738
- year-on year change		+4%	+4%	+8%	+1%	-4%	+5%
Underlying Operating Profit	1,052	75	45	1,172	11	(68)	1,115
Underlying Operating Margins	16.3%			16.8%			16.5%

2004 was a good year for Cadbury Schweppes with progress made against the Group’s goals and priorities.

We delivered results within our financial goal ranges:

•	Like-for-like sales growth of 4%*
•	Underlying operating margins ahead by 50* basis points
•	Free cash flow generation of £265* million

(* at constant exchange rates)

These results were achieved while we integrated our largest ever acquisition (Adams), executed major cost reduction projects and experienced cost increases well above the rate of inflation. We also increased investment in our brands with our marketing to sales ratio ahead by 20 basis points.

Our Fuel for Growth initiative delivered cost benefits of around £75 million during the year, in line with expectations. This brings the cumulative gross cost savings to £100 million since the initiative started in mid-2003.

Our confectionery businesses around the world had a successful year with like-for-like sales growth of nearly 6% led by our core brands including Cadbury, Trident and Halls, and a strong year-end holiday season. We grew or maintained our share in most of our key markets.

The Adams business is exceeding our expectations, with sales and profits in 2004 higher than the acquisition case driven by strong category growth, increased innovation and marketing investment. Markets identified as underperforming at the time of acquisition, notably Brazil and Japan, have been turned around. The cost synergies are being delivered in line with plan and we are beginning to see benefits from revenue synergies.

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Our Smart Variety commercial discipline enabled the Group to leverage more effectively its brands, technologies and routes to market around the world during 2004.

We saw a significant improvement in our beverage business with sales rising by 2% year-on-year. Growth would have been approximately 3% excluding the impact of a poor summer in Europe. Our US carbonated soft drinks (“CSD”), Mexican and Australian soft drink businesses produced strong results.

The integration of our North Americas beverage business into a strengthened commercial entity was successfully completed during the year, driving both top-line and margin benefits. Our CSD business outperformed the market, with sales growth of 5% during the year, led by our flagship Dr Pepper brand and our diet portfolio. In the second half, we relaunched our Mott’s and Snapple non-carbonated brands with encouraging early results.

The integration of Europe Beverages progressed to plan during the year with notable achievements being the commercial and supply chain integration of the Orangina and Schweppes businesses in France and our distribution systems in Spain.

Investment in enhancing the capabilities of the Group to generate growth focused on innovation and systems. The focus on innovation saw a significant increase in new product launches. As a result, the proportion of sales represented by innovation rose from 6% to 9%.

We continued to upgrade our systems, with a number of major implementations successfully completed in US CSD business, Ireland, Japan and South America. We also created a new back-office and logistics infrastructure in our US confectionery business.

We reinforced our reputation with our employees and communities in which we operate by aligning our rewards with our new goals and priorities; further strengthening our understanding of and response to concerns about the role of food in public health; and embedding our corporate and social responsibility policies and programmes around the world.

2005 Outlook

In 2005, we expect to deliver within our Goal ranges for sales and margin growth for the year as a whole on a 52 week basis and to see an uplift in free cash flow generation in line with our goal of generating £1.5bn of free cash flow over the 2004 – 2007 period.

We have good sales momentum across the business. In confectionery, while we expect continued good growth for the year as a whole, in the first half we will be implementing major new systems in our UK and Canadian confectionery businesses. In beverages, we expect our CSD portfolio to perform well but sustaining the outstanding growth rates we saw in 2004 will be challenging. Our non-CSD portfolio in North America and our European beverage business are expected to have a better year.

Fuel for Growth cost savings are expected to be in the region of £100 million. Raw material costs are not expected to rise as sharply as they did in 2004. We will, however, be investing more heavily behind the long-term growth of the business, building on the successes we had last year. This increase in investment will be weighted toward the first half of the year.

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OPERATING REVIEW

Americas Beverages

£ millions	2003	Base Business	Acquisitions/ Disposals	53rd Week Est	Exchange Effects	2004

Turnover	1,814	41	—	19	(188)	1,686
		2%	—	1%	(10%)	(7%)
Underlying Operating Profit	532	24	—	6	(56)	506
		5%	—	1%	(11%)	(5%)
Underlying Operating Margins	29.3%					30.0%

Overall 2004 was a better year for our beverage business in Americas Beverages with the good momentum we saw in the early part of the year continuing throughout the second half. Like-for-like sales growth of 2% was driven by our US carbonates business, where sales were 5% ahead.

The organisational and leadership changes made in 2003 are having a positive impact on performance. The top line benefited from cross-selling by a unified sales force and higher quality, more focused brand marketing investment and innovation. Cost savings were delivered in line with plan although higher employee, system and transport costs, offset a proportion of the benefit.

We outperformed the US carbonated soft drinks market with performance once again led by Dr Pepper (volumes +3%) and our portfolio of diet brands (volumes +19%). The performance of 7 UP improved in the second half following the successful launch of 7 UP Plus. 7 UP volumes were down 4% in the second half following a 9% decline in the first half.

We saw some improvement in our core non-carbonate brands in the US in the fourth quarter, led by Mott’s. Our Mexican business had another excellent year with sales ahead by 16% led by Penafiel.

The region successfully implemented three major systems related projects during the year: the roll-out of PROBE in our carbonates business; the consolidation of our non-carbonates business onto a single IT platform; and the creation of a US Shared Business Service infrastructure for both our beverage and confectionery operations.

Americas Confectionery

£ millions	2003	Base Business	Acquisitions/ Disposals	53rd Week Est	Exchange Effects	2004

Turnover	871	89	200	3	(70)	1,093
		10%	24%	—	(8%)	26%
Underlying Operating Profit	91	22	35	1	(10)	139
		24%	39%	1%	(12%)	52%
Underlying Operating Margins	10.6%					12.7%

Our confectionery business in the Americas had an excellent year with like-for-like sales ahead by 10%. This growth was driven by the combination of buoyant markets, higher prices and by a significant step-up in innovation, mainly on core brands. Our four power brands in the region – Trident, Halls, Dentyne and the Bubbas bubblegum range – grew sales in total by 13%.

In the US and Canada, strong growth in the market coupled with share gains during the year, drove double-digit like-for-like top-line growth on gum. In Latin America, sales were 14% ahead in Mexico and up 22% in Brazil.

Margin improvements were delivered from a combination of Fuel for Growth savings, improvements in price and mix and lower trade spend.

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In the US, the transition off Pfizer shared services was delivered on time and within budget. SAP was installed in a number of Adams markets in South America allowing us to consolidate back offices. The sales forces were reorganised in the US, Canada and Brazil.

Europe, Middle East and Africa (EMEA)

£ millions	2003	Base Business	Acquisitions/ Disposals	53rd Week Est	Exchange Effects	2004

Turnover	2,117	93	39	18	(21)	2,246
		4%	2%	1%	(1%)	6%
Underlying Operating Profit	308	31	9	3	(2)	349
		10%	3%	1%	(1%)	13%
Underlying Operating Margins	14.5%					15.5%

The region had a good year with sales up 4% on a like-for-like basis. Sales momentum built during the year with a strong Christmas resulting in second half sales growth of nearly 7% of which 1% came from the recovery from a hot summer in 2003. This good performance was broadly based – markets and categories.

Growth in chocolate was driven by Cadbury in the UK and South Africa, Poulain in France and Wedel in Poland. Growth in sugar was driven by Halls around the region and Kent in Turkey. Growth in gum was driven by Hollywood in France, Trident in Spain and Dirol in Russia.

In the UK, we maintained share in a market which grew by 3.5% in value terms (Source: Nielsen), a good result given that the business was cycling the highly successful relaunch of our Cadbury Dairy Milk brand in the fourth quarter of 2003. We had a strong fourth quarter driven by a good Christmas and successful new product launches, notably Cadbury Snaps and Cadbury Flake variants.

In France and Spain, gum share continued to grow on the back of new product introductions and increased marketing spend. In France, market shares in chocolate and sugar benefited from multi-category activities with our major customers. While Ireland’s sales were down year-on-year, the second half was much improved.

We saw continued strong top-line growth in our developing markets within the region with sales ahead by 10%. In Russia, performance of the business improved following a restructuring and management changes.

Europe Beverages

£ millions	2003	Base Business	Acquisitions/ Disposals	53rd Week Est	Exchange Effects	2004

Turnover	692	(34)	1	—	(6)	653
		(5%)	—	—	(1%)	(6%)
Underlying Operating Profit	120	(1)	—	—	(2)	117
		(1%)	—	—	(1%)	(2%)
Underlying Operating Margins	17.2%					18.0%

2004 was not an easy year for our Europe Beverages region. The markets were weak due to the impact of poor summer weather on demand in the third quarter, notably in France, and intense price pressure in Germany. We lost share in our three key markets of France, Spain and Germany.

Despite the reduction in sales, margins benefited from Fuel for Growth cost savings and an improved supply chain performance in Spain and France.

In the second half a number of organisational and management changes were made designed to upgrade our capabilities in our main markets and stream-line decision-making. We are beginning to see some early impact of these changes.

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Asia Pacific

£ Millions	2003	Base Business	Acquisitions/ Disposals	53rd Week Est	Exchange Effects	2004

Turnover	937	58	46	9	—	1,050
		6%	5%	1%	—	12%
Underlying Operating Profit	128	1	4	2	2	137
		1%	3%	2%	1%	7%
Underlying Operating Margins	13.7%					13.0%

We continued to see good sales momentum with like-for-like growth of 6% during the year. The contribution from acquisitions includes the Adams’ business in China which was acquired in March 2004. The business made a small loss during the year.

Our beverage business in Australia had a very good year with sales up by 12% and market shares well ahead. The business benefited from the creation of a powerful integrated confectionery and beverage sales force early in the year.

Sales growth in chocolate was driven by continued momentum in our Australian business and by recovery in India. In gum and medicated, performance was strong in the Adams’ markets of Thailand and Japan. Halls grew strongly in India where it is being distributed through Cadbury India’s strong distribution system.

Margins were lower year-on-year due to the combination of adverse mix and increased investment in China, India and regional capabilities.

Adams

The performance of the Adams business is exceeding our expectations with sales and profits in 2004 ahead of the acquisition plan. In 2004 the business generated sales of £1,170 million and profits of £155 million, increases of 12% and 45% respectively versus 2003 at constant exchange rates. The performance was driven by strong category growth, increased innovation and marketing investment. Markets identified as underperforming at the time of acquisition, notably Brazil and Japan, have been turned around. The cost synergies are being delivered in line with plan and we are beginning to see benefits from revenue synergies.

Fuel for Growth

In 2004, Fuel for Growth projects generated £75 million of gross savings, in line with expectations. Savings were principally generated from projects associated with the integration of Adams and from the integration of our North Americas Beverages businesses.

The cumulative savings since the initiative began in mid-2003 are £100 million compared to expected total cost savings of £400 million by 2007. We expect to achieve cost savings of around £100 million per annum over each of the next three years. We now anticipate that the investment required to deliver the £400 million of cost savings will be £800 million, £100 million less than originally forecast.

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FINANCIAL REVIEW

Sales at £6.7 billion were 5% higher than last year, and 9% above prior year at constant exchange rates. Acquisitions, net of disposals, contributed 4% to revenue growth. The most significant contributor to growth from acquisitions was Adams. The base business grew sales at 5% (at constant currency) of which an estimated 1% was due to the 53rd week of trading.

Marketing expenditure during the year was £740 million, an increase of 5% over last year and an increase of 11% at constant exchange rates. This represents a marketing to sales ratio of 11.0%, a 20 basis point increase over prior year at constant exchange rates.

Central costs rose by £6 million or 5% to £133 million reflecting higher depreciation costs in respect of our investment in IT systems.

Underlying operating profit excluding associates (operating profit before goodwill/intangibles amortisation and exceptional items) was up 6%. At constant currency the growth was 12%. The 53rd week contributed an estimated £11 million or 1% of underlying operating profit.

Underlying operating margins rose from 16.3% to 16.5%. Excluding the impact of exchange rate movements, underlying operating margins rose by 50 basis points. The dilution of margins due to exchange rate movements reflects the impact on overall Group margins of the weaker dollar on the translation of our carbonates business in the US.

Income from associates at £44 million was £7 million lower than in 2003, with the year-on-year reduction mainly reflecting adverse exchange rate movements, primarily the US dollar and Nigerian Naira.

The Group charge for operating exceptionals of £171 million was £53 million lower than last year. Operating exceptionals in respect of business restructuring was £140 million compared with £184 million last year. In 2004, all of the restructuring relates to our Fuel for Growth cost reduction initiative. In 2003, £162 million of our restructuring costs was related to Fuel for Growth projects. Operating exceptionals in respect of asset impairments were £31 million compared with £40 million in 2003. The charges in 2004 and 2003 relate to our PROBE information systems. In 2005, we expect operating exceptionals to be around £100 million reflecting the restructuring activities associated with our ongoing Fuel for Growth cost reduction initiative.

Goodwill/intangibles amortisation at £139 million was £10 million higher than last year, reflecting a full year charge for the acquisition of Adams.

The interest charge was significantly higher at £226 million compared to £181 million in 2003. This reflects the cost of financing the Adams acquisition for a 12 month period compared to 9 months in 2003, and the lengthening of our borrowing profile as we moved the balance of our debt from shorter-term bank debt and commercial paper into longer-term bonds. The estimated charge for the 53rd week was £4 million.

Underlying profit before tax (profit before tax and goodwill/intangibles amortisation and exceptional items) rose by 1% to £933 million and by 8% at constant exchange rates. The 53rd week contributed an estimated £7 million to underlying profit before tax.

Reported profit before tax rose by 14% to £642 million reflecting lower restructuring costs. The underlying tax charge was 26.8% as against 27.5%. We expect the underlying tax rate in 2005 to be 28% with the increase mainly due to a change in the geographical mix of profit generation. The estimated contribution to reported profit before tax from the 53rd week was £7 million.

Underlying earnings per share (earnings before goodwill/intangibles amortisation and exceptional items) at 32.6 pence were 2% ahead of last year. At constant exchange rates, underlying earnings per share were up 9%. The 53rd week contributed an estimated 0.3 pence to earnings or 1%.

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Basic earnings per share (after goodwill/intangibles amortisation and exceptional items) rose by 17% to 21.3 pence principally reflecting the reduction in exceptional items (driven by business restructuring). The 53rd week contributed an estimated 0.3 pence to basic earnings per share.

Capital Spend
Net capital spend was £259 million, a £26 million decrease on prior year. Gross capital spend was £285 million, a decrease of £17 million on 2003.

Cash Flow
The Group generated free cash flow (after dividend payments) of £229 million, an increase of £57 million compared to 2003. Exchange rate movements reduced the Group’s free cash flow by £36 million. The improvement in free cash flow reflects the increase in profits and lower capital spend. At the year end the Group’s net debt stood at £3.9 billion, a £341 million reduction on 2003.

Dividends
The Board has proposed a final dividend of 8.70 pence, up from 8.35 pence in 2003, an increase of 4%. This will be paid on 27 May 2005 to Ordinary Shareholders on the Register at the close of business on 29 April 2005.

IFRS
We estimate that the impact of adopting IFRS on the 2004 reported results, will be a reduction in underlying profit before tax (profit before tax, goodwill/intangibles amortisation and exceptional items) of approximately 5%, principally reflecting the incremental share awards charge under IFRS 2 and higher pension costs under IAS 19. The estimated impact on underlying earnings per share (earnings before goodwill/intangibles amortisation and exceptional items) is around 6% reflecting uncertainty of tax deductability of share awards in overseas territories. These estimates exclude the mark-to-market effect of IAS 39 on financial instruments which we are not required to apply to the 2004 restated results and will not be included in underlying earnings per share.

Report and Accounts
The Report and Accounts will be mailed to Shareowners on 11 April 2005. The Annual General Meeting is on 19 May 2005.

Ends

For further information:

Cadbury Schweppes plc:	020-7409-1313
http://www.cadburyschweppes.com

Capital Market Enquiries	020-7830-5095/5124
Sally Jones
Mary Jackets

Media Enquiries	020-7830 5127/5011
Andraea Dawson-Shepherd

The Maitland Consultancy	020-7379-5151
Angus Maitland
Philip Gawith

Presentation

A presentation on the results will be webcast live on the Group’s website http://www.cadburyschweppes.com at 09.30 a.m. Copies of the slides accompanying the presentation will be available on the website on 23 February from 11 am.

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Teleconference Calls

A teleconference for the media will take place at 7.30am (GMT) today, 8.30am (central Europe).

Dial-in numbers:	UK Toll	+44(0)20 7841017
	UK Toll Free	0800 5593282
	US Toll	1 718 354 1158
Replay	UK Toll	+44 (0)20 7984 7578
	UK Toll Free	0800 559 3271
	US Toll	1718 354 1112
	US Toll Free	866 239 0765
Replay Access Number:	9473220

A teleconference call for analysts and investors will take place at 3pm (GMT) today, 4pm (central Europe), 10am (EST).

Dial-in numbers:	UK and Europe	+44 207 365 1833
	UK Toll Free	0800 559 3282
	USA Toll Free	1 718 354 1171
Replay:	UK and Europe	+44 207 984 7578
	UK Toll Free	0800 559 3271
	USA	1 718 354 1112
Replay Access Number	5454880

The analyst conference call will be audio webcast live and archived on Cadbury Schweppes’ corporate website at www.cadburyschweppes.com.

High-resolution photographs are available to the media free of charge from 1.30 p.m. today at www.newscast.co.uk +44 (0)20 7608 1000.

Forward Looking Statements

This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.

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Notes to Editors:

1.	About Cadbury Schweppes

Cadbury Schweppes is a major international Group which manufactures, markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 50,000 people and is a leading world-wide confectionery concern. It is number one in sugar and functional confectionery, a strong number two in gum and the world’s third largest soft drinks group.

2.	Cadbury Schweppes’ Financial Goal Ranges

In pursuit of the Group's goal of superior shareowner returns, three external financial performance goal ranges have been set for the 2004-2007 period. These are:
–	Turnover growth of between 3% and 5% per annum excluding the impact of acquisitions at constant currency
–	Underlying operating margin growth (before goodwill/intangibles amortisation, exceptional items and IFRS adjustments) of between 50 and 75 basis points per annum at constant currency
–	Free cash flow (as explained on page 17 of our Report & Accounts and Form 20-F) totalling £1.5 billion at constant currency over the four year period. Cadbury Schweppes’ definition of free cash flow is after the payment of dividends.

3.	Basis of Preparation

53rd Week
In 2004, Cadbury Schweppes had an additional week’s trading: the statutory results for 2004 are for the 53 weeks to 2 January 2005 and the statutory results for 2003 are for the 52 weeks to 28 December 2003. The extra week resulted in additional turnover and operating profits for 2004 compared to 2003. In order to provide more meaningful comparisons, the additional sales and profit generated in the 53rd week have been estimated. The additional turnover realised due to the 53rd week has been calculated from the Group's underlying reporting systems for those extra shipping days within the final week of the year. Management believes this provides the most consistent underlying 52 week like-for-like analysis. It is not possible to quantify the exact profit impact of the 53rd week and in determining the impact, management has had to exercise judgment. Operating costs have been allocated on a reasonable and consistent basis across the Group. These costs include direct costs allocated as a determinable gross margin percentage consistent with base business, costs separately identifiable as relating to the 53rd week and indirect costs pro-rated with additional days of sales. Interest has been adjusted for on a pro-rated basis. These adjustments have been tax effected at the Group's underlying effective tax rate for the year.

Impact of Exchange Rates
Over 80% of the Group’s sales and profits in 2004 were generated outside the United Kingdom. Constant currency growth was calculated by applying the 2003 exchange rates to the 2004 reported results for the base business (excluding acquisitions).

Acquisitions
The contribution from acquisitions during the period equates to the first twelve month’s impact of businesses acquired or disposed of in the current and prior year. Once an acquisition or disposal has lapped its acquisition date then it is included within the base business results.

The most significant acquisition during 2003 and 2004 which has impacted the year-on-year comparatives, is the Adams confectionery business, which was completed in March 2003.

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4.	Financial Schedules
		Pages
	Group Profit & Loss Account	12
Movements in Shareholders’ Funds	13
Group Balance Sheet	14
Group Cash Flow Statement	15
	Turnover and Operating Profit Analysis	16

5.	Notes to the Schedules	17 – 19

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Cadbury Schweppes plc
Group Profit and Loss Account
For the 53 weeks ended 2 January 2005 (unaudited)
Notes		2004 (Unaudited)						2003

		Before						Before
		exceptional		Exceptional		Total		exceptional		Exceptional		Total
		items and		items and				items and		items and
		goodwill/		goodwill/				goodwill/		goodwill/
		intangibles		intangibles				intangibles		intangibles
		amortisation		amortisation				amortisation		amortisation
		£m		£m		£m		£m		£m		£m

	Turnover	6,738		—		6,738		6,441		—		6,441

2	Operating costs	(5,623)		(310)		(5,933)		(5,389)		(353)		(5,742)

	Group Operating Profit	1,115*		(310)		805		1,052		(353)		699
	Share of operating profit in associates	44		—		44		51		—		51

6	Total Operating Profit Including Associates	1,159*		(310)		849		1,103		(353)		750
	Loss on disposal of fixed assets	—		(1)		(1)		—		(7)		(7)
3	Profit on sale of subsidiaries and investments	—		20		20		—		2		2

	Profit on Ordinary Activities Before Interest	1,159		(291)		868		1,103		(358)		745
4	Net interest	(226)		—		(226)		(181)		—		(181)

7	Profit on Ordinary Activities Before Taxation	933		(291)		642		922		(358)		564

5	Taxation
	– On operating profit, associates and interest	(250)		61		(189)		(254)		81		(173)
	– On profit on sale of fixed assets subsidiaries and investments	—		—		—		—		—		—
		(250)		61		(189)		(254)		81		(173)

	Profit on Ordinary Activities After Taxation	683		(230)		453		668		(277)		391
	Equity minority interests	(4)		—		(4)		(4)		—		(4)
	Non-equity minority interests	(18)		—		(18)		(21)		—		(21)

	Profit for the Financial Year	661		(230)		431		643		(277)		366

	Dividends paid and proposed to Ordinary Shareholders					(255)						(242)

	Profit Retained for the Financial Year					176						124

8	Earnings per Ordinary Share of 12.5p
	– Basic	32.6	p*	(11.3	p)	21.3	p	32.0	p	(13.8	p)	18.2	p
	– Diluted	32.4	p	(11.3	p)	21.1	p	31.9	p	(13.8	p)	18.1	p
	Dividends per Ordinary Share
	– Interim paid					3.80	p					3.65	p
	– Final proposed					8.70	p					8.35	p
						12.50	p					12.00	p

* Underlying excludes the impact of exceptional items and goodwill/ intangibles amortisation (Notes 6, 7 and 8)

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Cadbury Schweppes plc
Statement of Total Recognised Gains and Losses
Movements in Shareholders’ Funds
For the 53 weeks ended 2 January 2005 (unaudited)
	2004	2003
Statement of Total Recognised Gains and Losses	£m	£m

Profit for the financial year	431	366
Net currency translation differences	(156)	(213)

	275	153

Details of the prior year adjustment arising from the adoption of UITF Abstract 38 are given in Note 1.
	2004	2003 (restated)
Reconciliation of Movements in Shareholders' Funds	£m	£m

Shareholders' Funds at beginning of year (as previously stated)		3,020
Prior year adjustment – UITF 38 (see Note 1)		(177)

Shareholders’ Funds at the beginning of the year (as restated)	2,780	2,843
Total recognised gains and losses for the year	275	153
Dividends to Ordinary Shareholders	(255)	(242)
Movement in Own Shares reserve	34	7
New share capital subscribed	25	19

Shareholders' Funds at End of Year	2,859	2,780

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	Cadbury Schweppes plc
	Group Balance Sheet
	At 2 January 2005 (unaudited)
Notes		2004	2003 (restated)
		£m	£m
	Fixed Assets
	Intangible assets and goodwill	5,485	5,827
	Tangible fixed assets	1,613	1,633
	Investment in associates	324	313
	Investments	11	15

		7,433	7,788
	Current Assets
	Stocks	708	672
	Debtors
	– due within one year	1,182	1,221
	– due after one year	67	81
9	Investments	145	242
9	Cash at bank and in hand	201	191

		2,303	2,407
	Current Liabilities
	Creditors: amounts falling due within one year
	– Borrowings	(630)	(1,069)
	– Other	(1,881)	(1,977)

	Net Current Liabilities	(208)	(639)

	Total Assets less Current Liabilities	7,225	7,149

	Non-current Liabilities
	Creditors: amounts falling due after more than one year
9	– Borrowings	(3,586)	(3,575)
	– Other	(211)	(123)
	Provisions for liabilities and charges	(340)	(428)

		(4,137)	(4,126)

	Net Assets	3,088	3,023

	Capital and Reserves
	Called up share capital	259	258
	Share premium account	1,098	1,071
	Revaluation reserve	59	59
	Other reserves	(46)	(80)
	Profit and loss account	1,489	1,472

	Shareholders' Funds	2,859	2,780

	Minority Interests
	Equity minority interests	21	18
	Non-equity minority interests	208	225

		229	243

	Total Capital Employed	3,088	3,023

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Cadbury Schweppes plc
Group Cash Flow Statement
For the 53 weeks ended 2 January 2005 (unaudited)
Notes		2004	2003 (restated)
		£m	£m
10	Cash flow from operating activities	1,106	1,054

	Dividends received from associates	8	9

	Returns on investments and servicing of finance
	Interest paid, net	(211)	(156)
	Dividends paid to minority interests	(19)	(21)
		(230)	(177)
	Taxation	(150)	(195)

	Capital expenditure and financial investment
	Net capital expenditure	(259)	(285)

	Acquisitions and disposals
	Acquisitions of businesses	(62)	(2,770)
	Net cash assumed on acquisition	1	13
3	Net proceeds from sale of investments, associates and subsidiary undertakings	11	5
		(50)	(2,752)
	Equity dividends paid	(246)	(234)

	Cash inflow/(outflow) before management of liquid resources and financing	179	(2,580)

	Management of liquid resources	96	52

	Financing
	Issues of Ordinary Shares	25	19
	Net movement of shares held under Employee Trust	29	10
	Net change in borrowings and other financing	(328)	2,517
	Net cash inflow from financing	(274)	2,546

	Increase in cash	1	18

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Cadbury Schweppes plc
Turnover, Operating Profit, Operating Margin Analysis and Operating Assets
For the 53 weeks ended 2 January 2005

2004	Turnover £m	Group Operating Profit £m	Operating Margin %	Underlying Operating Profit (a) £m	Underlying Operating Margin (a) %	Operating Assets (c) £m

Americas Beverages	1,686	448	26.6	506	30.0	435
Americas Confectionery	1,093	38	3.5	139	12.7	272
EMEA	2,246	304	13.5	349	15.5	808
Europe Beverages	653	78	11.9	117	18.0	161
Asia Pacific	1,050	106	10.1	137	13.0	383

	6,728	974	14.5	1,248	18.5	2,059
Central	10	(169)	n/a	(133)	n/a	145

	6,738	805	11.9	1,115	16.5	2,204

2003	Turnover £m	Group Operating Profit £m	Operating Margin %	Underlying Operating Profit (a) £m	Underlying Operating Margin (a) %	Operating Assets (c) £m

Americas Beverages	1,814	464	25.6	532	29.3	431
Americas Confectionery (b)	871	20	2.3	91	10.6	233
EMEA	2,117	218	10.3	308	14.5	774
Europe Beverages	692	91	13.2	120	17.2	124
Asia Pacific	937	99	10.6	128	13.7	381

	6,431	892	13.9	1,179	18.3	1,943
Central (b)	10	(193)	n/a	(127)	n/a	171

	6,441	699	10.9	1,052	16.3	2,114

(a)	Excluding exceptional costs of £171m in 2004 (2003: £224m) (Note 2), goodwill/ intangibles amortisation of £139m (2003: £129m) (Note 2), and share of operating profit in associates of £44m (2003: £51m).
(b)	In 2004 certain Adams integration costs have been classified to Americas Confectionery. In 2003 the equivalent costs of £4m were reported in Central. The prior year comparatives have been restated to be presented on a consistent basis.
(c)	Operating assets include tangible fixed assets, fixed asset investments, stock, debtors, creditors and provisions for liabilities and charges after excluding borrowings, interest, taxation, deferred taxation and dividends.

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Cadbury Schweppes plc
Notes to the Schedules

1.	Basis of Preparation

	a.	The financial statements are prepared on the basis of the accounting policies as set out in the Group's published Report & Accounts and Form 20-F for the 52 weeks ended 28 December 2003, except:

The Group has adopted UITF 38 “Accounting for ESOP Trusts”. Shares purchased through Employee Share Option Trusts (ESOPs) are taken as a deduction in arriving at Shareholders’ Funds. Previously these were held within investments. The balance sheet as at 28 December 2003 has been restated to reflect this change in accounting policy. The impact on the profit and loss account has been immaterial.

b.	The board of directors approved the preliminary announcement on 22 February 2005.

c.	The Report & Accounts and Form 20-F is subject to the completion of the audit and is expected to be approved on 10 March 2005.

d.	The financial information set out in this announcement does not constitute the Company’s statutory accounts for the 53-week period ended 2 January 2005 or the 52-week period ended 28 December 2003. The financial information for the 52-week period ended 28 December 2003 is derived from the statutory accounts for that year, which have been delivered to the Registrar of Companies. The auditors reported on those accounts; their report was unqualified and did not contain a statement under s237(2) or (3) Companies Act 1985. The statutory accounts for the 53-week period ending 2 January 2005 will be finalised on the basis of the financial information presented by the directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company’s annual general meeting.

e.	Cadbury Schweppes believes that underlying operating profit, underlying earnings, underlying earnings per share and free cash flow provide additional information on underlying earnings and cash flow trends to shareholders. These measures are used by Cadbury Schweppes for internal performance analysis and incentive compensation arrangements for employees. The term underlying is not a defined term under UK or US Generally Accepted Accounting Principles (GAAP), and may not therefore be comparable with similarly titled profit and cash flow measurements reported by other companies. It is not intended to be a substitute for, or superior to, GAAP measurements of profit or cash flows.

2.	Operating Exceptional Items and Goodwill Amortisation
	2004	2003
	£m	£m
Exceptional restructuring costs	(140)	(184)
Other operating exceptional items	(31)	(40)

Operating exceptional items	(171)	(224)
Goodwill amortisation	(139)	(129)

Operating exceptional items and goodwill amortisation	(310)	(353)

The 2004 results include £140m in charges for exceptional restructuring projects. These have been incurred as part of the Group’s Fuel for Growth programme, which commenced in 2003. In addition a £31m (2003: £40m) exceptional write-down of PROBe related assets has been charged.

3.	Profit on sale of subsidiaries and investments

The profit in the year relates to the disposal of the South African Food division and the release of provisions related to disposals in earlier years for which the obligation period has now lapsed.

4.	Net Interest
		2004	2003
		£m	£m
	Net interest arising in Group companies	(214)	(166)
	Share of net interest arising in associates	(12)	(15)

		(226)	(181)

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5.	Taxation
		2004	2003
		£m	£m
	UK	31	31
	Overseas	(209)	(195)
	Associates	(11)	(9)

		(189)	(173)
	Tax on profit on sale of fixed assets, subsidiaries and investments	—	—

		(189)	(173)

	The Group’s effective tax rate (excluding tax on sale of fixed assets, subsidiaries and investments) in 2004 was 30.3% compared to 30.5% in 2003. Tax relief on exceptional operating costs was taken at 20.3% in 2004 compared to 27.1% in 2003.

6.	Underlying Operating Profit Including Associates

	The calculation of Underlying Operating Profit Including Associates is as follows:

		2004	2003
		£m	£m
	Total Operating Profit including associates	849	750
	Goodwill/ intangibles amortisation	139	129
	Operating exceptional items	171	224

	Underlying operating profit including associates	1,159	1,103

7.	Underlying Profit Before Tax

	The calculation of underlying profit before tax is as follows:

		2004	2003
		£m	£m
	Profit on Ordinary Activities Before Taxation	642	564
	Goodwill/ intangibles amortisation	139	129
	Operating exceptional items	171	224
	Non operating exceptional items	(19)	5

	Underlying profit before tax	933	922

8.	Earnings per Ordinary Share

Basic EPS is calculated on the weighted average of 2,027 million shares in issue during the year (2003: 2,013 million shares); diluted EPS is calculated on the weighted average of 2,041 million shares (2003: 2,019 million shares) which includes dilutive options outstanding. The earnings used in calculating the Basic and Underlying EPS figures were as follows:

	Earnings		EPS
	2004	2003	2004	2003
	£m	£m	P	P
Earnings / Basic EPS	431.0	366.3	21.3	18.2
Goodwill/ intangibles amortisation	138.9	129.3	6.8	6.4
Operating exceptional items	171.4	223.7	8.4	11.1
Non operating exceptional items	(18.8)	4.8	(0.9)	0.3
Effect of tax on above items	(61.2)	(80.7)	(3.0)	(4.0)

Underlying earnings / Underlying EPS	661.3	643.4	32.6	32.0

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9.	Net Borrowings

	Net borrowings are made up as follows:
		2004	2003
		£m	£m
	Net cash – cash at bank and in hand	201	191
	– bank overdrafts	(41)	(31)

		160	160
	Liquid resources	145	242
	Other short term borrowings	(589)	(1,038)
	Long term borrowings	(3,586)	(3,575)

		(3,870)	(4,211)

Movements in cash and net borrowings in the year were as follows:
	Total net borrowings	Net cash	Liquid Resources	Borrowings
	£m	£m	£m	£m

At 28 December 2003	(4,211)	160	242	(4,613)
Cash flow for the period	233	1	(96)	328)
Assumed on acquisition	(10)	—	—	(10)
Amortisation of prepaid fees	(6)	—	—	(6)
Exchange rate adjustments	124	(1)	(1)	126)

At 2 January 2005	(3,870)	160	145	(4,175)

10.	Cash flow from Operating Activities	2004	2003
		£m	£m
	Group operating profit	805	699
	Depreciation	215	213
	Goodwill/ intangibles amortisation	139	129
	Add back: Operating exceptional items	171	224
	Restructuring payments	(165)	(121)
	Other items	11	7
	Changes in working capital	(70)	(97)

		1,106	1,054

11.	Free cash flow	2004	2003
		£m	£m
	Cash inflow/(outflow) before management of liquid resources and financing	179	(2,580)
	Add back: Cash flows from acquisitions and disposals	50	2,752

		229	172